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                                                                   Exhibit 11


                                        June 9, 1996



Board of Directors
Community Health Systems, Inc.
155 Franklin Road, Suite 400
Brentwood, TN  37027-4600

Gentlemen:

          Community Health Systems, Inc. (the "Company"), FLCH Holdings Corp. (the "Acquiror") and FLCH Acquisition Corp., a wholly-owned subsidiary of the Acquiror (the "Merger Sub"), propose to enter into an agreement (the "Agreement") pursuant to which the Merger Sub will make a tender offer (the "Offer") for any and all shares of the Company's common stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights, the "Shares"), at $52.00 per Share, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Merger Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $52.00 in cash.

          You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such shareholders from a financial point of view.

          In arriving at the opinion set forth below, we have, among other things:

     1. Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and the Company's Form 10-Q and the related unaudited financial information for the quarterly period ending March 31, 1996;

     2.   Reviewed certain information, including


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          financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     3. Conducted discussions with members of the senior management of the Company concerning its businesses and prospects;

     4. Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonable similar to the Company;

     5. Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

     6. Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     7.   Reviewed a draft of the Agreement dated June 8, 1996; and

     8. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

          In preparing our opinion, we have relied on the accuracy


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and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets or liabilities of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.


          We have, in the past, provided financial advisory and financing services to the Company and have received fees for the rendering of such services. We have also, in the past provided financial advisory and financing services and we continue to provide financial advisory services to companies controlled by Forstmann Little & Co. and have received fees for the rendering of such services.

          In the ordinary course of business, we may actively trade the securities of the Company for our account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.


          On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.


                         Very truly yours,

                         MERRILL LYNCH, PIERCE, FENNER &
                           SMITH INCORPORATED